                    [EPSTEIN BECKER & GREEN, P.C. LETTERHEAD]



                                October 12, 2005



VIA EDGAR

Jeffery P. Riedler
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 0309
Washington, D.C.  20549-0306


     Re:  Medical Discoveries, Inc.
          Amendment No. 2 to Form SB-2 Registration Statement
          File No. 333-121635

Dear Mr. Riedler:

     We are writing on behalf of our client, Medical Discoveries, Inc. (the "Company"), in response to the letter of comments from the United States Securities and Exchange Commission (the "Commission") to the Company, dated June 30, 2005, with respect to the Company's Amendment No. 2 to Form SB-2, File No. 333-121635 (the "Registration Statement"). The Company is filing concurrently herewith via EDGAR a third amendment to the Registration Statement in response to the letter of comments. The numbered paragraphs below restate the numbered paragraphs in the Commission's letter of comments to the Company, and the discussion set out below each such paragraph is the Company's response to the Commission's comment.

GENERAL


1. YOUR LETTER OF RESPONSE INDICATES, WITH RESPECT TO MOST OF THE COMMENTS IN OUR PREVIOUS LETTER, ONLY THAT "THE PROSPECTUS HAS BEEN REVISED IN RESPONSE TO THE STAFFS COMMENTS." WHEN YOU RESPOND TO THE COMMENTS IN THIS LETTER, PLEASE INDICATE, IN EACH RESPONSE, PRECISELY WHERE THE REVISIONS ARE LOCATED AND, IN REASONABLE DETAIL, WHAT THEY CONSIST OF.

October 12, 2005
Page 2

     The Staff's comment has been considered and responses to Staff comments on Amendment 2 have been drafted to specifically describe the details of each revision.

2. WE NOTE THAT YOU HAVE MADE A NUMBER OF REVISIONS TO YOUR PREVIOUSLY FILED DOCUMENT THAT HAVE NOT BEEN RED-LINED IN THIS AMENDMENT. SEE, FOR EXAMPLE, THE FOOTNOTES NOW PRESENTED ON PAGES 1 AND 2 AND THE FOOTNOTES TO THE SELLING SECURITY HOLDERS TABLE ON PAGE 12. PLEASE ENSURE THAT ALL REVISIONS ARE RED-LINED IN FUTURE AMENDMENTS TO THIS REGISTRATION STATEMENT.

     The Staff's comment has been considered and all revisions to Amendment 2 have been redlined in Amendment 3.

3. WE ARE UNABLE TO LOCATE THE DISCLOSURE REQUIRED BY ITEM 402 OF REGULATION S-B. PLEASE INCLUDE IT IN YOUR NEXT AMENDMENT.

     The executive compensation disclosure required by Item 402 of Regulation S-B appears on page 42 of Amendment 2. That section has been updated for the purposes of Amendment 3.

PROSPECTUS SUMMARY - PAGE 1

4. PLEASE REVISE THE DISCLOSURE UNDER "OUR COMPANY" TO DISCLOSE THE EXACT DEVELOPMENTAL STATUS OF EACH OF YOUR PROPOSED PRODUCTS.

     The first paragraph of the "Our Company" section on page 2 of the prospectus has been revised to disclose that an IND for MDI-P is on file with FDA and we are awaiting results of further preclinical studies to seek FDA approval to proceed with Phase I clinical trials. This section has been further amended to disclose that SaveCream is currently in preclinical development.

5. IT APPEARS THAT THERE IS NO MINIMUM CONVERSION PRICE PER SHARE ON THE CONVERTIBLE PREFERRED STOCK YOU ISSUED ON MARCH 14, 2005. PLEASE CLEARLY INDICATE THIS AND INCLUDE APPROPRIATE DISCLOSURE HERE, AND IN THE RISK FACTOR SECTION, REGARDING THE POTENTIAL ADVERSE CONSEQUENCES FOR INVESTORS.

     Footnote 1 in the "Our Company" section has been revised to include an express disclosure that there is no minimum conversion price per share for the preferred stock issued on March 14, 2005. This section has been further amended to advise investors to consider the risks associated with the conversion feature. Similarly, the risk factor concerning dilution has been amended to not only refer investors to the Dilution section of the prospectus, but also to point out in particular the dilution risks associated with the Series A preferred stock.

October 12, 2005
Page 3

6. ALSO, PLEASE TELL US WHY YOU USED A $.05 PER SHARE CONVERSION PRICE TO DETERMINE THE NUMBER OF SHARES UNDERLYING THE CONVERTIBLE PREFERRED STOCK ISSUED IN MARCH IF THERE IS NOT A MINIMUM CONVERSION PRICE.

     The disclosure was revised to reflect that $0.05 per share was the assumed conversion price chosen to calculate the number of shares to be registered in connection with this issuance, as required by the applicable registration rights agreement with Mercator Momentum Fund, LP and Mercator Momentum Fund III, LP.

7. PLEASE DISCLOSE THE MAXIMUM AND MINIMUM NUMBER OF SHARES THAT COULD BE ISSUED ON CONVERSION OF ALL OF THE CONVERTIBLE PREFERRED STOCK.

     The statement has been revised in response to the Staff's comment to reference the Selling Security Holders section. This section discloses the minimum and maximum number of shares that could be issued upon conversion.

RISK FACTORS -- PAGE 2

8.   PLEASE INCLUDE A RISK FACTOR ADDRESSING "PENNY STOCK" ISSUES.

     A risk factor entitled "`Penny stock' rules may make buying or selling our securities difficult which may make our stock less liquid and make it harder for investors to buy and sell our shares," has been added at page 8, disclosing the risks arising out the fact that our stock falls within the definition of a penny stock under SEC regulations.

9. PLEASE INCLUDE A RISK FACTOR ADDRESSING THE RISKS AND ADVERSE CONSEQUENCES RESULTING FROM THE BENEFICIAL OWNERSHIP OF 80.58% OF YOUR COMMON STOCK BY MERCATOR ADVISORY GROUP, LLC.

     The Selling Security Holders section of the prospectus has been updated to include a detailed disclosure of the actual minimum and maximum number of shares of common stock into which the outstanding Series A stock could be converted, including the limitation in the Series A financing documents that prohibits the Series A shareholders from beneficially owning more than 9.99% of the issued and outstanding common stock at any one time. The resulting beneficial ownership of our stock is clearly described on page 12 of Amendment 3. By reason of the limitation on ownership, any statement that Mercator Advisory Group is the beneficial owner of 80.58% of our common stock would not accurately reflect the risks associated with purchase of the securities.

October 12, 2005
Page 4

WE ARE A DEVELOPMENT-STAGE COMPANY THAT HAS NOT YET COMMERCIALIZED A PRODUCT. -- PAGE 2


10. IN THE THIRD SENTENCE OF THE RISK FACTOR YOU CHARACTERIZE YOUR PRE-CLINICAL STUDIES OF MDI-P AND SAVECREAM AS "QUITE FAVORABLE." IT IS UNCLEAR WHAT THIS STATEMENT MEANS, ESPECIALLY IN THE PRE-CLINICAL CONTEXT. IN ADDITION, IT APPEARS TO BE MITIGATING LANGUAGE THAT IS INAPPROPRIATE IN RISK FACTOR DISCLOSURE. PLEASE DELETE IT.

     The risk factor on page 2 of the prospectus, disclosing that we are a development stage company that has not yet commercialized a product, has been revised to indicate that preclinical studies of MDI-P and anecdotal clinical data for SaveCream have been positive.

11. IN ADDITION, WE ARE UNABLE TO LOCATE ANY DISCLOSURE IN THE DOCUMENT RELATING TO PRE-CLINICAL STUDIES OF SAVECREAM. PLEASE EITHER DELETE THE REFERENCE OR PROVIDE THE INFORMATION SUPPORTING THE STATEMENT.

     The referenced risk factor has been revised to refer to the anecdotal clinical data we have on file for SaveCream, as disclosed in the Description of Business section. The Description of Business section has been revised, in the subsection on MDI's commercialization plans for SaveCream, to disclose that we will believe we can use existing CMC data, but will have to complete other preclinical testing.

WE MAY NOT BE ABLE TO RAISE SUFFICIENT CAPITAL TO MEET PRESENT AND FUTURE OBLIGATIONS. - PAGE 3


12. YOU INDICATE THAT AS OF MARCH 31, 2005, YOUR CURRENT LIABILITIES EXCEEDED YOUR CURRENT ASSETS BY $760,802 AND YOU NEED TO OBTAIN ADDITIONAL CAPITAL TO MEET "BASIC OPERATIONAL NEEDS." PLEASE IDENTIFY AND QUANTIFY THESE NEEDS. DISCUSS THE STEPS YOU HAVE TAKEN OR INTEND TO TAKE TO REMEDY THIS SITUATION. IDENTIFY THE SPECIFIC ADVERSE CONSEQUENCES THAT YOU WILL EXPERIENCE IF YOU ARE UNABLE TO SATISFY YOUR CURRENT LIABILITIES OR OPERATIONAL NEEDS.

     The referenced risk factor has been revised to detail MDI's cash needs and anticipated solutions.

13. ON PAGE 22 YOU INDICATE THAT YOU HAVE FILED AN IND WITH THE FDA SEEKING PERMISSION TO BEGIN PHASE I HUMAN CLINICAL TRIALS OF MDI-P AS A TREATMENT FOR CYSTIC FIBROSIS, AND THE FDA HAS REQUESTED FURTHER ANIMAL TESTING AND RAISED OTHER QUESTIONS. PLEASE ADDRESS THE EFFECT YOUR FINANCIAL CONDITION HAS AND WILL HAVE ON YOUR IND APPLICATION AS PART OF THIS RISK FACTOR.

     The referenced risk factor has been revised to disclose the impact of the FDA's request for further preclinical studies on our current and future capital needs. We have disclosed that we believe we have sufficient capital on hand to initiate these clinical studies and

October 12, 2005
Page 5

     that further requests for preclinical studies by the FDA may require the expenditure of funds in excess of the amounts currently budgeted for preclinical and Phase I development of MDI-P for treatment of cystic fibrosis.

14. IN THE FOURTH SENTENCE OF THE RISK FACTOR YOU STATE THAT YOU DO NOT ANTICIPATE THAT REVENUES WILL SATISFY THESE CAPITAL REQUIREMENTS. THIS SUGGESTS THAT YOU CURRENTLY HAVE REVENUES, WHICH IS NOT THE CASE. PLEASE DELETE THE STATEMENT.

     The referenced sentence in this risk factor has been deleted in response to the staff's comment.

15. IN THE LAST BULLET OF THE RISK FACTOR YOU REFER TO "THE EFFECT OF THE EXERCISE OF OUTSTANDING OPTIONS AND WARRANTS EXERCISABLE INTO APPROXIMATELY 60 MILLION SHARES OF COMMON STOCK." PLEASE DESCRIBE WHAT THIS EFFECT IS LIKELY TO BE.

     The reference risk factor has been revised to disclose that dilution is the likely effect of the exercise of outstanding options and warrants, and references the risk factor detailing the risk of dilution below.

OUR OPERATIONS ARE AND WILL BE SUBJECT TO EXTENSIVE REGULATION. - PAGE 4

16. PLEASE REFER TO COMMENT 8 IN OUR PREVIOUS LETTER. IN THAT COMMENT WE ASKED YOU TO RECONCILE A NUMBER OF STATEMENTS REGARDING SUBMISSION OF AN IND TO THE FDA. YOUR RESPONSE INDICATES THAT YOU REVISED THE PROSPECTUS IN RESPONSE TO THE COMMENT, BUT WE ARE UNABLE TO LOCATE THE REVISED DISCLOSURE. PLEASE TELL US WHERE TO FIND THE REVISED DISCLOSURE, OR PROVIDE US WITH THE INFORMATION WE PREVIOUSLY REQUESTED.

     The inconsistent statements referred to in comment 8 to Amendment 1 were removed from Amendment 2 in response to this and other staff comments. The Summary on page 1 has been revised in Amendment 3 to include disclosure of the exact developmental status of MDI-P, namely that an IND for MDI-P is on file with FDA and we are awaiting results of further preclinical studies to seek FDA approval to proceed with Phase I clinical trials.

WE FACE INTENSE COMPETITION AND COMPETING PRODUCTS. - PAGE 6

17. THE INFORMATION IN THIS RISK FACTOR IS SO VAGUE AND ABSTRACT THAT IT IS APPLICABLE TO MOST COMPANIES IN YOUR INDUSTRY. PLEASE EXPAND THE RISK FACTOR TO IDENTIFY YOUR MOST SIGNIFICANT COMPETITORS AND THE COMPETING PRODUCTS FOR EACH OF YOUR PROPOSED DRUGS. DISCUSS HOW YOU PROPOSE TO COMPETE WITH THESE COMPETITORS AND PRODUCTS GIVEN YOUR LIMITED RESOURCES.

October 12, 2005
Page 6

     The referenced risk factor has been revised at page 6 to disclose our most significant competitors, identified as the manufacturers of currently available, commonly used therapies for treatment of HIV, cystic fibrosis and breast cancer. The revised risk factor also discloses that we may pursue a co-development partner or licensing opportunities to enable our technologies, should they be commercialized, to compete in the respective markets.

OUR INTELLECTUAL PROPERTY MAY NOT BE ADEQUATELY PROTECTED. - PAGE 6

18. PLEASE REFER TO COMMENT 9 IN OUR PREVIOUS LETTER. YOUR REVISED RISK FACTOR DOES NOT ADDRESS MOST OF THE ISSUES WE RAISED IN THAT COMMENT. PLEASE REVISE THE RISK FACTOR AS WE PREVIOUSLY REQUESTED.

     The referenced risk factor was revised at page 7 to disclose the number of patents, what those patents cover, and their durations, including references to the more detailed information contained in the Description of Business section.

WE MAY NEED TO LITIGATE TO SECURE OUR RIGHTS TO SAVECREAM AND RELATED ASSETS. - PAGE 7


19. YOU SAY THAT AT THE TIME YOU ACQUIRED SAVECREAM, THE SELLER HAD NOT YET OBTAINED AND FILED WITH THE APPROPRIATE PATENT OFFICES ASSIGNMENTS OF THE VARIOUS INVENTORS' RIGHTS TO THE UNDERLYING INVENTIONS. PLEASE EXPAND THE RISK FACTOR TO IDENTIFY THE PATENT OFFICES, INVENTORS, INVENTORS' RIGHTS AND UNDERLYING INVENTIONS YOU REFER TO.

     The referenced risk factor has been revised at page 7 to identify the inventors and the specific rights that have not yet been assigned by one of the inventors to the company.


20. YOU SAY FURTHER THAT YOU MAY NEED TO INITIATE LITIGATION AGAINST THE INVENTORS TO SECURE THE ASSIGNMENTS. PLEASE INDICATE WHAT COUNTRY YOU WOULD HAVE TO LITIGATE THIS ISSUE IN, WHETHER YOU CURRENTLY HAVE THE FUNDS TO DO SO, AND WHETHER THE INVENTORS HAVE REFUSED TO MAKE THE ASSIGNMENTS. IF SO, ALSO INDICATE WHAT THE BASIS FOR THEIR REFUSAL IS.

     The referenced risk factor has been revised at page 7 to indicate that any litigation that may be required against one of the SaveCream inventors would be brought in each of the countries in which patent applications have been filed and that we may not have sufficient funds to effectively prosecute those claims. We further disclose that one of the inventors has assigned his rights in the SaveCream patent to the company. The other inventor has refused to make the assignment he is contractually bound to make, and we are unaware of any basis in law for his refusal.

October 12, 2005
Page 7

21. IT IS UNCLEAR WHETHER THE FAILURE TO OBTAIN THE ASSIGNMENTS MEANS THAT THE INTELLECTUAL PROPERTY YOU ACQUIRED IN THIS TRANSACTION IS NOT PATENTABLE, OR WHETHER PATENT APPLICATIONS HAVE EVEN BEEN FILED. WE MAY HAVE ADDITIONAL COMMENTS AFTER WE REVIEW YOUR RESPONSE.

     The referenced risk factor has been revised at page 7 to disclose that the inventions are patentable, patent applications have been filed and have been issued in many cases (as described more fully in the Description of Business section), and intellectual property rights obtained from SaveT will remain subject to patent protection should we fail to obtain the second inventor's assignment. We further disclose the specific adverse consequences should we be unable to procure the inventor's assignment.

THE MARKET FOR OUR STOCK IS THIN AND SUBJECT TO MANIPULATION. - PAGE 8


22. PLEASE REVISE THE RISK FACTOR TO DISCUSS THE "THIN" TRADING IN YOUR STOCK AS WELL AS THE POTENTIAL FOR "MANIPULATION" REFERENCED IN THE SUBHEADING. QUANTIFY THE DISCLOSURE TO THE EXTENT PRACTICABLE.

     The referenced risk factor has been revised in response to the Staff's comments. We disclose that the low trading volume in our stock increases the volatility of the stock price and may lead to significant fluctuations in value with sales of even small blocks of stock. We further disclose the risk of naked short selling arising from the thin trading in our stock.

OBTAINING ADDITIONAL CAPITAL THOUGH THE SALE OF COMMON STOCK WILL RESULT IN DILUTION OF STOCKHOLDER INTERESTS. - PAGE 8


23. WE NOTE THAT THIS RISK FACTOR IS RELATED TO THE RISK FACTOR CALLED "WE MAY NOT BE ABLE TO RAISE SUFFICIENT CAPITAL..." ON PAGE 3. PLEASE RELOCATE IT SO THAT IT FOLLOWS THAT RISK FACTOR. ALSO, PLEASE TIE THIS RISK TO THE LAST BULLET IN THE RISK FACTOR ON PAGE 3.

     In response to the Staff's comment, the referenced risk factor has been moved to follow the risk factor, "We may not be able to raise sufficient capital..." on page 3. The last bullet in the previous risk factor has been deleted as the risk it addresses is more appropriately covered under this dilution risk factor.

24. UNDER "DILUTION" ON PAGE 10, YOU DISCUSS THE ADVERSE IMPACT THAT OUTSTANDING OPTIONS AND CONVERSION RIGHTS MAY HAVE ON FUTURE EQUITY OFFERINGS. YOU SHOULD ALSO ADDRESS THIS IMPACT IN THE RELOCATED RISK FACTOR.

     The referenced risk factor was revised to discuss the adverse impact that outstanding options and conversion rights may have on future equity offerings.

October 12, 2005
Page 8

SELLING SECURITY HOLDERS - PAGE 10

25. IN COMMENT 11 OF OUR PREVIOUS LETTER WE REQUESTED THAT YOU TELL US WHETHER ANY OF THE NATURAL PERSONS HAVING BENEFICIAL OWNERSHIP OF THE SECURITIES REGISTERED FOR SALE ARE BROKER/DEALERS OR AFFILIATES OF BROKER/DEALERS. YOUR LETTER INDICATES THAT THE PROSPECTUS HAS BEEN REVISED IN RESPONSE TO THE COMMENT. PLEASE TELL US WHERE THIS INFORMATION IS LOCATED OR PROVIDE US WITH THE INFORMATION WE PREVIOUSLY REQUESTED.


     The referenced section has been revised to disclose that Ascendiant Securities, LLC is a registered broker-dealer, and Messrs. Wilhite and Bergendahl are registered principals of Ascendiant. No other parties are broker/dealers or affiliates.


26. IN COMMENT 11, WE ALSO ASKED YOU TO INCLUDE THE IDENTITIES OF THE NATURAL PERSONS HAVING BENEFICIAL OWNERSHIP OF THE SECURITIES BEING REGISTERED. AS PREVIOUSLY REQUESTED, PLEASE IDENTIFY THE NATURAL PERSONS HAVING BENEFICIAL OWNERSHIP OF THE SECURITIES BEING REGISTERED ON BEHALF OF ASCENDIANT SECURITIES, LLC AND ASCENDIANT CAPITAL GROUP, LLC.

     The referenced risk factor has been revised to disclose, in footnotes 7 and 8 to the beneficial ownership table on page 12, that Ascendiant Securities LLC is a wholly owned subsidiary of Ascendiant Capital Group LLC, whose beneficial owners are Bradley Wilhite and Mark Bergendahl.

27. THE REVISED DISCLOSURE AT THE TOP OF PAGE 12 INDICATES THAT THE TABLE THAT FOLLOWS PRESENTS INFORMATION REGARDING SECURITIES EXERCISABLE BEFORE JUNE 2, 2005. PLEASE REVISE THE DISCLOSURE AND THE TABLE TO INCLUDE THIS INFORMATION FOR ANY SECURITIES EXERCISABLE WITHIN 60 DAYS BEFORE AND AFTER THE FILING DATE OF THE AMENDMENT. PLEASE MAKE A SIMILAR REVISION TO THE OWNERSHIP TABLE ON PAGE 17.

     The disclosure preceding the table clearly indicates that the information was compiled in compliance with applicable SEC rules. This includes the requirement that information in table represent securities exercisable within 60 days before and after filing, as indicated in footnote b of the table.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT - PAGE 17

28. YOU HAVE NOT PROPERLY DISCLOSED THE OWNERSHIP INFORMATION FOR MERCATOR ADVISORY GROUP, LLC IN THE TABLE. YOU HAVE DISCLOSED, ON PAGE 12, THAT MERCATOR ADVISORY GROUP CONTROLS THE INVESTMENTS OF THE MONARCH FUND AND BOTH MERCATOR MOMENTUM FUNDS. THUS, THE NUMBER OF SHARES ATTRIBUTED TO MERCATOR ADVISORY GROUP IN THE TABLE SHOULD INCLUDE ALL OF THE SHARES ATTRIBUTABLE TO EACH OF THE FUNDS.

October 12, 2005
Page 9

     IT ALSO APPEARS THAT DAVID F. FIRESTONE SHOULD BE IDENTIFIED IN THE TABLE AS THE BENEFICIAL OWNER OF ALL OF THE SHARES HELD BY THE FUNDS AND THE GROUP. PLEASE REVISE THE TABLE AND THE FOOTNOTES ACCORDINGLY.

     The referenced table has been revised as requested.


29. CURRENTLY, THE FOOTNOTES CONTAIN "ESTIMATES" OF THE NUMBER OF SHARES THAT MAY BE ACQUIRED UPON EXERCISE OF OPTIONS. PLEASE REVISE THE TABLE AND THE FOOTNOTES TO SHOW THE EXACT NUMBER OF SHARES THAT MAY BE ACQUIRED BY EACH NAMED PERSON UPON THE EXERCISE OF THEIR STOCK OPTIONS.

     The referenced footnotes have been revised to disclose exact numbers of shares that may be acquired upon exercise of options.

30. PLEASE ALSO REVISE THE TABLE AND THE FOOTNOTES TO SHOW THE EXACT NUMBER OF SHARES THAT CAN BE ACQUIRED BY EACH NAMED PERSON UPON THE EXERCISE OF WARRANTS OR THE CONVERSION OF CONVERTIBLE SECURITIES. WHERE CONVERTIBLE SECURITIES ARE CONVERTIBLE BASED ON THE CURRENT PRICE OF YOUR STOCK, PROVIDE THE OWNERSHIP INFORMATION BASED ON THE MOST RECENT PRACTICABLE STOCK PRICE WITH APPROPRIATE CALCULATIONS PRESENTED IN THE FOOTNOTES. PLEASE MAKE SIMILAR CHANGES TO THE SELLING SECURITY HOLDER INFORMATION ON PAGE 10.

     The referenced table has been revised as requested to disclose exact numbers of shares, based upon the most recent stock price.

PREFERRED STOCK - PAGE 19

31. PLEASE REFER TO COMMENT 17 IN OUR PREVIOUS LETTER. ALTHOUGH YOU STATE THAT THE PROSPECTUS WAS REVISED IN RESPONSE TO THE COMMENT, WE ARE UNABLE TO LOCATE ANY INFORMATION REGARDING A DIVIDEND PREFERENCE. PLEASE REVISE OR ADVISE AS WE PREVIOUSLY REQUESTED.

     Comment 17 to Amendment 1 requested a description of the dividend preference for the Series A preferred stock, as well as a quantification of what holders of outstanding shares of preferred stock are entitled to upon dissolution of the company. In Amendment 2, we revised the Preferred Stock disclosure, appearing on page 19 of Amendment 2, to include the precise language set forth in the Designation. Thus, no additional information about the rights of holders of preferred stock is available. A copy of the Designation has been filed.

October 12, 2005
Page 10

DESCRIPTION OF BUSINESS - PAGE 22

32. PLEASE DELETE THE THIRD SENTENCE OF THE THIRD PARAGRAPH UNDER THIS HEADING. IT IS A CONCLUSORY STATEMENT UNSUPPORTED BY FACTS.

     The referenced sentence on page 22 has been revised to include supporting facts. We disclose the specific results of our preliminary and anecdotal clinical trials in which an average fifty percent reduction in tumor size was obtained with two weeks' treatment.

33. PLEASE ALSO DELETE THE NEXT TO LAST SENTENCE OF THE FIRST PARAGRAPH UNDER "RELATED DEVELOPMENTS" ON PAGE 23. IT TOO IS A CONCLUSORY STATEMENT UNSUPPORTED BY FACTS.

     The referenced sentence on page 22 has been revised to include supporting facts. We disclose the specific results of our preliminary and anecdotal clinical trials in which an average fifty percent reduction in tumor size was obtained with two weeks' treatment.

34. ON PAGE 23, IN THE THIRD PARAGRAPH UNDER "RECENT DEVELOPMENTS," YOU STATE THAT YOU EXPECT TO EXPAND THE CLINICAL TRIALS FOR SAVECREAM OVER 2005 AND THAT THIS WILL "OPEN THE DOOR TO COMMERCIALIZATION OPPORTUNITIES" FOR SAVECREAM BY LATE 2006. YOU HAVE NOT YET FILED AN IND FOR THIS PROPOSED PRODUCT, AND YOU DO NOT APPEAR TO HAVE THE FUNDS TO DO SO. ACCORDINGLY, THESE STATEMENTS ARE INAPPROPRIATE. PLEASE DELETE THEM.

     The referenced paragraph has been revised in response to the Staff's comments. We disclose that we intend to perform additional preclinical development for SaveCream, but we will need to raise additional funds to do so. We further disclose that co-development or out-licensing opportunities may be pursued should we be unable to fund the required pre-clinical testing. Please note that "commercialization" includes any ability to generate revenues, and any technology at any stage of development may be sold or licensed.

35. IN THE LAST PARAGRAPH ON PAGE 23 YOU STATE THAT YOU HAVE AGREED WITH THE FDA ON A "LARGE ANIMAL MODEL PROTOCOL" TO ESTABLISH PHARMACOLOGICAL SAFETY WITH RELATION TO CARDIOVASCULAR AND CENTRAL NERVOUS SYSTEM TOXICITY" FOR YOUR PENDING IND APPLICATION AND EXPECT TO BEGIN THAT PHASE OF THE TESTING IN THE VERY NEAR FUTURE AND TO START PHASE I CLINICAL TRIALS IN CYSTIC FIBROSIS IN THE FOURTH QUARTER OF 2005. GIVEN YOUR CURRENT FINANCIAL CONDITION AND LACK OF FUNDS, IT IS NOT CLEAR HOW YOU INTEND TO DO THIS. PLEASE IDENTIFY THE SOURCE OF FUNDS YOU WILL USE TO DO THIS AND HOW MUCH YOU ANTICIPATE IT WILL COST. IF YOU ARE UNABLE TO PROVIDE THIS INFORMATION, PLEASE DELETE THE STATEMENTS REGARDING THE TIMING OF YOUR RESEARCH ACTIVITIES.

October 12, 2005
Page 11

     The referenced paragraph has been revised in response to the staff's comments. We disclose that we have entered into fixed price contracts for the research services we believe will be necessary to complete the preclinical testing and initiate the Phase I cystic fibrosis testing of MDI-P, and that we believe we have budgeted sufficient funds for these activities.

36. IN A NUMBER OF PLACES IN YOUR REVISED DISCLOSURE YOU MAKE CLAIMS REGARDING THE SIZE OF MARKETS, SIDE-EFFECTS OF EXISTING PRODUCTS AND OTHER STATISTICAL CLAIMS. SEE, FOR EXAMPLE, THE THIRD PARAGRAPH ON PAGE 26, THE THIRD PARAGRAPH ON PAGE 27 AND THE LAST THREE PARAGRAPHS ON PAGE 29. PLEASE PROVIDE US WITH FACTUAL SUPPORT FOR EACH CLAIM YOU MAKE, INCLUDING COPIES OF THE DOCUMENTS YOU ARE RELYING ON IN MAKING THE CLAIMS. MARK THE SUPPORTING DOCUMENTS TO SHOW THE SPECIFIC LOCATION OF THE INFORMATION UNDERLYING EACH CLAIM. WE MAY HAVE FURTHER COMMENT AFTER REVIEWING THE SUPPORTING DOCUMENTS.

     The Description of Business section has been revised in response to the Staff's comments. Appendix 1 to this letter contains supporting documentation for all market information, reported side effects and other statistical claims appearing in the revised disclosure.

37. PLEASE REFER TO THE BULLETS AT THE BOTTOM OF PAGE 27. PLEASE REVISE THIS AND ALL OTHER INSTANCES WHERE YOU HAVE STATED THAT YOUR PROPOSED PRODUCTS HAVE BEEN SHOWN, DEMONSTRATED OR OTHERWISE SUGGESTED THAT ANY OF YOUR PRODUCT CANDIDATES IS SAFE OR EFFECTIVE, INCLUDING THE LAST SENTENCE ON PAGE 28 AND THE LAST SENTENCE OF THE CARRYOVER PARAGRAPH AT THE TOP OF PAGE 29 AND ALL OF THE DISCLOSURE UNDER "POTENTIAL BENEFITS OF SAVECREAM IN TREATING ER-POSITIVE BREAST CANCERS" ON PAGE 30. THESE CONCLUSIONS ARE FOR THE FDA OR SIMILAR FOREIGN REGULATORY AUTHORITY TO MAKE. ADDITIONALLY, WHEN REFERRING TO THE FDA OR OTHER REGULATORY AUTHORITY'S FINDING YOU SHOULD STATE THAT THE CANDIDATE IS SUFFICIENTLY SAFE OR EFFECTIVE AS THEY DO NOT DECLARE A PRODUCT TO BE SAFE. WE WILL NOT OBJECT IF YOU DISCLOSE THAT A CANDIDATE WAS WELL TOLERATED OR DEMONSTRATED POSITIVE RESULTS.

     The referenced statements have been revised to clarify that we are disclosing our hopes for positive outcomes with the use of our products based on preliminary research, and that these outcomes have not yet been established and will have to be demonstrated by further clinical testing.

38. PLEASE REFER TO COMMENT 22 IN OUR PREVIOUS LETTER. WE ARE UNABLE TO LOCATE THE REVISED DISCLOSURE. PLEASE ADVISE US WHERE IT IS LOCATED OR REVISE AS WE PREVIOUSLY REQUESTED.

     The referenced statement does not appear in the Description of Business section of Amendment 2. A similar statement appearing in the Management Discussion and Analysis section of Amendment 2, at page 38, has been revised to disclose the source of funding budgeted to initiate the Phase I cystic fibrosis trials and our belief that additional funding may be necessary to complete the trials.

October 12, 2005
Page 12

39. PLEASE REVISE YOUR DISCUSSION OF PATENTS TO EXPLAIN WHAT A "METHOD PATENT" IS. ALSO, WE ARE UNABLE TO LOCATE THE REVISIONS YOU MADE IN RESPONSE TO COMMENT 23, EXCEPT FOR THE DURATION OF THE PATENTS. PLEASE PROVIDE THE REMAINDER OF THE INFORMATION WE REQUESTED IN THAT COMMENT.

     The disclosures related to our intellectual property have been revised in response to the Staff's comments. We have included in the description of each patent a statement of whether it covers a substance or a method of using or producing a substance. We have disclosed that we believe our existing patents and pending patent applications, if granted, are sufficient to protect the intended uses of MDI-P and SaveCream, but that additional patents may be sought if new intended uses are pursued.

MANAGEMENT'S DISCUSSION AND ANALYSIS - PAGE 37

LIQUIDITY AND CAPITAL RESOURCES - PAGE 38

40. IN THE SECOND PARAGRAPH UNDER THIS HEADING YOU REFER TO MAKING "THE SECOND INSTALLMENT ON OUR PURCHASE OF THE SAVECREAM ASSETS." WE ARE UNABLE TO LOCATE ANY DISCUSSION OF THESE INSTALLMENT PAYMENTS IN CONJUNCTION WITH YOUR DESCRIPTION OF THE ACQUISITION. PLEASE DISCUSS YOUR PURCHASE ARRANGEMENT IN GREATER DETAIL, QUANTIFYING THE DISCLOSURE TO THE EXTENT PRACTICABLE. WE MAY HAVE ADDITIONAL COMMENTS AFTER REVIEWING YOUR RESPONSE.

     In Amendment 2, a complete description of the acquisition of the SaveCream assets was included in the Notes to Financial Statements Section, Note J - Subsequent Events. These details, including details of the installment payment schedule, have been included at page 23, under Recent Developments, in the Description of Business Section.

41. WE NOTE THAT YOUR AGREEMENT TO ACQUIRE THESE ASSETS HAS NOT BEEN FILED AS AN EXHIBIT TO THE REGISTRATION STATEMENT. PLEASE INCLUDE IT IN YOUR NEXT AMENDMENT, IN ADDITION, PLEASE EXPAND THE DISCUSSION IN THE BUSINESS SECTION TO INCLUDE A DISCUSSION OF ALL OF THE MATERIAL PROVISIONS OF THAT AGREEMENT.

     The Description of Business section has been revised as described above to include the material terms of the asset purchase agreement. The agreement was filed with the Q2 10-Q and is referenced as Item 2.1 in the Exhibit Index.

42. PLEASE PROVIDE FACTUAL SUPPORT FOR YOUR CLAIM THAT YOU HAVE SUFFICIENT CAPITAL ON HAND TO COMPLETE PHASE I CLINICAL TRIALS FOR CYSTIC FIBROSIS. WE NOTE, IN THIS REGARD, THAT THE FDA HAS NOT APPROVED THE IND, ALTHOUGH IT HAS BEEN PENDING FOR AN EXTENDED PERIOD OF TIME, AND HAS APPARENTLY REQUIRED YOU TO CONDUCT ADDITIONAL PRE-CLINICAL STUDIES IN ORDER TO CONSIDER IT FURTHER.

October 12, 2005
Page 13

     The referenced statement on page 38 has been revised in response to the staff's comments to detail the source of funding for the pre-clinical and Phase I trials. We disclose the basis of our belief that we have sufficient funds to cover the costs of completing the preclinical work and initiating the Phase I trials, and note that additional funds may be required to complete Phase I testing.

RELATED PARTY TRANSACTIONS - PAGE 40

43. PLEASE REFER TO COMMENT 19 IN OUR PREVIOUS LETTER. THE REVISED DISCLOSURE DOES NOT DISCLOSE THE PERIOD OF TIME OVER WHICH THE EXPENSES WERE RENDERED OR ACCRUED. PLEASE REVISE AS WE PREVIOUSLY REQUESTED.

     The referenced disclosure on page 40 has been revised to state that the accounts payable represent accrued compensation for the period June 2000 through June 2005.

44. PLEASE RECONCILE THE AMOUNT PAYABLE TO YOUR CEO LISTED HERE WITH THE AMOUNT DISCLOSED IN FOOTNOTE A ON PAGE 42.

     Amendment 2 discloses that the amount payable to our CEO on page 40 represents the total payable as of March 31, 2005, while the amount listed on page 42 is for the period ended December 31, 2004. In Amendment 3, the disclosure on page 40 has been updated to reflect the total payable as of June 30, 2005.

45. PLEASE REFER TO COMMENT 20 IN OUR PREVIOUS LETTER. WE ARE UNABLE TO FIND THE LOCATION OF THE DISCUSSION OF THE TERMS OF THE ORAL AGREEMENT BETWEEN THE COMPANY AND MS. ROBINETT. PLEASE REVISE THE DISCLOSURE AS WE PREVIOUSLY REQUESTED.

     The related Party Transactions section has been revised to indicate that the executed employment agreement between the company and Ms. Robinett is attached as Exhibit 10.4, and the agreement has been filed with this amendment.

46. THE REVISED DISCLOSURE IN THIS SECTION DOES NOT INCLUDE ALL OF THE INFORMATION SPECIFIED IN ITEM 404 OF REGULATION S-B. FOR EACH IDENTIFIED TRANSACTION, INCLUDE THE NAME OF THE PERSON, INCLUDING THE STOCKHOLDERS TO WHOM YOU OWE MONEY, THE NATURE OF THE PERSON'S INTEREST IN THE TRANSACTION AND THE AMOUNT OF EACH SUCH INTEREST.

     Our current noteholders are not shareholders. Therefore, we have deleted such references.

October 12, 2005
Page 14

PART II
ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

47. WE NOTE THAT YOU MADE SALES OF SECURITIES IN MARCH IN PRIVATE PLACEMENTS IN ADDITION TO THE SALE OF CONVERTIBLE PREFERRED SECURITIES CURRENTLY DISCUSSED IN THE PROSPECTUS. PLEASE EXPAND THE DISCLOSURE IN THE MD&A SECTION TO DISCUSS THESE SALES IN REASONABLE DETAIL. ALSO, THE REVISED DISCLOSURE IN THIS SECTION SHOULD IDENTIFY THE PERSONS TO WHOM YOU SOLD THE SECURITIES AND CLARIFY THE CLAIMED EXEMPTION FROM REGISTRATION AND THE FACTS RELIED UPON TO MAKE THE EXEMPTION AVAILABLE. IT APPEARS THAT YOU ARE CLAIMING RELIANCE ON RULE 144 FOR EXEMPTION FROM REGISTRATION.

     Item 26 has been revised to include the information requested in the Staff's comment. This includes a disclosure that we believe these sales were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 because the sales did not involve a public offering.

SIGNATURES

48. WE HAVE NOTED YOUR RESPONSE TO COMMENT 29. PLEASE REFER TO THE INSTRUCTIONS FOR SIGNATURES IN THE FORM SB-2 AND REVISE AS WE PREVIOUSLY REQUESTED.

     We have added our controller's signature to the registration statement.

FINANCIAL STATEMENTS - DECEMBER 31, 2004

INDEPENDENT AUDITORS' REPORT, PAGE F-3

49. PLEASE INCLUDE, IN THE FILING, THE AUDIT REPORT OF THE OTHER AUDITORS DATED MARCH 20, 2000 REFERRED TO BY EIDE BAILLY LLP RATHER THAN THE ONE DATED MARCH 6, 1999.

     The March 20, 2000 audit report has been added in response to the Staff's comment.

NOTES TO FINANCIAL STATEMENTS, PAGE F-10

NOTE A - SIGNIFICANT ACCOUNTING POLICIES, PAGE F-8

OTHER INCOME, PAGE F-10

50.  PLEASE REFER TO YOUR JUNE 2, 2005 RESPONSE TO COMMENT 27:

o TELL US WHEN THE INDIVIDUAL RELEASED YOU FROM THE LIABILITY AND, IF NOT DURING 2003, HOW RECORDING THE $219, 000 IN YOUR 2003 FINANCIAL STATEMENTS COMPLIES WITH GAAP.

October 12, 2005
Page 15

     The individual released us from liability as of March 22, 2001. It was appropriate under GAAP to record this change once the prior error was discovered. We did not deem the error to be material enough for GAAP to require us to restate our 2001 and 2002 financials.

o TELL US WHEN THE APPLICABLE STATUTES OF LIMITATION EXPIRED AND WHY RECORDING THE $319,828 IN YOUR 2003 FINANCIAL STATEMENTS COMPLIES WITH GAAP. FURTHER TELL US WHY THE EXPIRATION OF STATUTE OF LIMITATION JUDICIALLY RELEASES YOU FROM THE DEBT. PLEASE CONFIRM THAT THE AMOUNT DOES NOT ESCHEAT TO THE STATE.

     The applicable statutes of limitation expired in 2001 through 2003. It was appropriate under GAAP to record this in 2003 because it was in that year that we undertook to closely examine all aged payables and asked for a legal opinion from counsel concerning the statutes of limitation. Based on advice from our auditors, our understanding is that FAS 140 can be satisfied either by court order or by being legally excused from liability because of the running of the statute of limitations. Once we were excused of the liability, the payable is no longer an asset of the creditor. Therefore, no asset exists that may escheat to the state.


                                     Very truly yours,

                                     /s/ Stephen R. Drake

                                     Stephen R. Drake

Encl. Appendix 1
      Via overnight mail and email only